Exhibit 21.1

Subsidiaries of Elevance Renewable Sciences, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization	Parent
Elevance Renewable Sciences Canada, Inc.	New Brunswick, Canada	Elevance Renewable Sciences, Inc.
Wilmar-Elevance 1 Pte Ltd	Singapore	50% by each of Elevance Renewable Sciences, Inc. and Wilmar International Limited
Wilmar-Elevance 2 Pte Ltd	Singapore	50% by each of Elevance Renewable Sciences, Inc. and Wilmar International Limited
PT BioOlefin Indonesia	Indonesia	99% by Wilmar-Elevance 2 Pte Ltd and 1% by Wilmar-Elevance 1 Pte Ltd
Elevance Natchez Inc.	Mississippi	Elevance Renewable Sciences, Inc.